Client: PUPTIMIZE
Key Number: N/A
Title: INTRO / TEASER VIDEO
TX date: N/A
Duration: 75 x sec
Date: 8th. SEPTEMBER 2016
Version: VERSION II1

OPENING SEQUENCE AND TITLE TREATMENT – ***PUPTIMIZE*** LOGO FEATURES AND TRANSITIONS TO FOOTAGE.	*SOUNDTRACK – MELODIC / UPBEAT / SLIGHTLY QUIRKY.* ***FVO:*** ENTHUSIASTIC / WARM / FRIENDLY
OPENING FOOTAGE MONTAGE SHOWCASES DOGS, OWNERS PLAYING AND INTERACTING IN SEVERAL SITUATIONS. DIFFERENT BREEDS AND OWNERS FEATURED. POSSIBLE SLO MO TREATMENT. ***PUPTIMIZE*** BRANDING AS REQUIRED.	***FVO:*** "WE ALL WANT WHAT'S BEST FOR OUR DOGS – TO BE GREAT PARENTS TO THEM. BUT MOST OF US DON'T KNOW HOW…AND MOST OF US DON'T HAVE THE TIME OR MONEY TO MAKE THAT HAPPEN. SO WE END UP GUESSING." ***FVO:*** "WE GUESS ON TRAINING, WE GUESS WHICH PRODUCTS TO BUY—WE EVEN GUESS WHICH ADVICE WE CAN TRUST."
FULL FRAME LOGO TREATMENT – SEGUE TO SEVERAL APP SCREENS ON PHONE AND/OR TABLET. SUPER – PUPTIMIZE COMING SOON! ✓ EG - FREE TRAINING CONTENT SCREEN ✓ SALES OF EXPERT RECOMMENDED PRODUCTS SCREEN ✓ PAID ON DEMAND VIDEO HELP SCREEN ✓ SERVICE PROVIDERS LISTING SCREEN	***FVO:*** **"**BUT WHAT IF YOU COULD REMOVE ALL THAT GUESSING AND MAKE IT EASY TO RAISE A HEALTHY, HAPPY, WELL-BEHAVED DOG?" ***FVO:*** WITH PUPTIMIZE, YOU CAN! PUPTIMIZE REVOLUTIONIZES HOW YOU RAISE AND TAKE CARE OF YOUR DOG AND REMOVES THE GUESSWORK THROUGH FUN, FREE, CUSTOM TRAINING LESSONS AND EXPERT-RECOMMENDED PRODUCTS—ALL IN ONE CONVENIENT PLACE.

COPYRIGHT REDROCK GLOBAL MEDIA 2016
redrockmedia.com.au PH: 02 9332 2070
EQ Moore Park Building 220-2B, 122 Lang Road, Moore Park NSW 2021
PO Box R137 Royal Exchange, Sydney NSW 1225

✓ FULL FRAME PUPTIMIZE FORM. POSSIBLE FRAME GRAB FROM PUPTIMIZE WEB SITE IF LIVE. BUZZ WORDS INTEGRATED AS GRAPHIC DEVICES – I.E. ***PUPTIMIZE*** GROUND-BREAKING / EXPERT / ON YOUR SCHEDULE / NEW ETC. SUPER – PUPTIMIZE COMING SOON! CUT TO STOCK VISION – BLURRED AS BACKGROUND. SUPERS / GRAPHICS OVERLAYED TO REINFORCE SCRIPT. EG – PUPTIMIZE REMOVES GUESS WORK EASY AND PRACTICAL TRAINING SOLUTIONS EXPERT ADVICE CUT TO FULL FRAME FOOTAGE. FEEL GOOD CLOSE AND URL GRAPHICS / TAGGING. **END**.	 TEACH YOUR DOG THE COMMANDS, TRICKS, SKILLS, AND GAMES THAT *YOU* CHOOSE AND ON *YOUR* SCHEDULE, IN LESS THAN 10 MINUTES A DAY. ***FVO:*** "PUPTIMIZE GIVES YOU THE TRUSTED INFORMATION YOU NEED, SO YOU'LL NEVER HAVE TO SEARCH ALL OVER." ***FVO:*** TECHNOLOGY HAS MADE LIFE MORE CONVENIENT AND GIVEN US OUR WORLD ON-DEMAND. BUT SOMEHOW, TECHNOLOGY HASN'T MADE RAISING A DOG SIMPLER. PUPTIMIZE IS HERE TO CHANGE THAT. ***FVO:*** "BEING A GREAT PET PARENT DOESN'T HAVE TO BE HARD. SO DOWNLOAD THE PUPTIMIZE APP NOW AND SEE HOW MUCH EASIER IT CAN BE TO RAISE A HAPPY, HEALTHY, WELL-BEHAVED DOG **END**.

COPYRIGHT REDROCK GLOBAL MEDIA 2016

redrockmedia.com.au PH: 02 9332 2070 EQ Moore Park Building 220-2B, 122 Lang Road, Moore Park NSW 2021
PO Box R137 Royal Exchange, Sydney NSW 1225